Exhibit 99.63

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

July 7, 2011.

3.	Press Release

The Press Release dated July 7, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced the engagement of certain agents to sell, on a best efforts basis, 25,205,090 common shares of the Company held by Pacific Road Capital Management Pty Limited for fully managed accounts through a secondary private placement of special warrants.

5.	Full Description of Material Change

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) and Pacific Road Capital Management have engaged MPartners and National Bank Financial as agents to sell, on a best efforts basis, the 25,205,090 common shares of the Company held by Pacific Road Capital Management Pty. Limited for fully managed accounts (Pacific Road) through a secondary private placement of special warrants. Each special warrant is exchangeable for one common share held by Pacific Road. The special warrant transaction is expected to close on or about July 18, 2011 and it is expected that Timmins will file a short form prospectus to qualify the underlying common shares held by Pacific Road following the closing.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

July 12, 2011.